IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION
CAUSE NO FSD 93 OF 2012 (AHJ)
IN THE MATTER OF THE COMPANIES LAW (2011 REVISION)
AND IN THE MATTER OF CHINA MEDICAL TECHNOLOGIES, INC (IN OFFICIAL LIQUIDATION)

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NOTICE OF ISSUE OF SHARES AND DETERMINATION OF INSOLVENCY
______________________________________________________________

The Joint Official Liquidators (the JOLs) of China Medical Technologies, Inc (in official liquidation) (the Company) refer to their previous announcements dated 3 and 15 August 2012.

On 29 August 2012, on an application by certain holders of 6.25% convertible senior notes issued by the Company (the Applicant Noteholders) the Grand Court of the Cayman Islands (the Court) ordered that the JOLs be authorised and directed to exercise their powers to cause the Company to comply with its obligations pursuant to the 6.25% Indenture, to do all things in their power to cause the Company to convert to American Depository Shares Receipts (ADS) such parts of the Applicant Noteholders' 6.25% notes as they have requested or request be so converted (including by causing the issuance of new ordinary shares by the Company). It is therefore anticipated that the JOLs will shortly be causing the Company to convert such notes to ADSs and to issue new shares in the Company which are referable to such ADSs (the New Share Issuance).

The Court also directed that the JOLs, through this announcement, give notice
that they have summarily determined that the Company is insolvent.   The JOLs
may change their determination in this respect in light of relevant circumstances and / or their assessment of the Companys financial position. However, their current view is that the Company is insolvent and that there will not therefore be any surplus assets in the liquidation estate available for distribution to shareholders in the Company, including for the avoidance of doubt any holders of shares issued in connection with the New
Share Issuance.



Kenneth Krys
Joint Official Liquidator
China Medical Technologies Inc. (in official liquidation)

29 August 2012